EXHIBIT 12.1

Vanguard Health Systems, Inc.
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in millions)

	Year ended		Year ended	Year ended	Year ended		Year ended
	June 30, 2009		June 30, 2010	June 30, 2011	June 30, 2012		June 30, 2013
EARNINGS:
Income (loss) from continuing operations before income taxes	$48.9		$(58.4)	$6.1	$78.6		$109.8
Equity method income	(0.8)		(0.9)	(0.9)	(1.5)		(1.8)
Fixed charges, exclusive of capitalized interest (a)	124.7		127.8	187.1	202.6		216.9
Earnings	$172.8		$68.5	$192.3	$279.7		$324.9

FIXED CHARGES:
Interest charged to expense (b)	$114.0		$116.8	$173.6	$183.8		$197.9
Portion of rents representing interest (c)	10.7		11.0	13.5	18.8		19.0
Fixed charges, exclusive of capitalized interest	124.7		127.8	187.1	202.6		216.9
Capitalized interest	2.0		2.4	5.6	3.4		10.5
Total fixed charges	$126.7		$130.2	$192.7	$206.0		$227.4

Ratio of earnings to fixed charges	1.36	x	n/a	n/a	1.36	x	1.43	x

Amount by which earnings are inadequate to cover fixed charges	n/a		61.7	$0.4	n/a		n/a
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(a)    Calculated in fixed charges section below.
(b)    Excludes interest income. Includes amortization of deferred financing costs and debt discount amortization.
(c)    Estimated to be 25% of consolidated rental expense.